07005545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Brokerage Service, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9075 Centre Pointe Drive, Suite 180
(No. and Street)

West Chester (City) OH (State) 45069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Sims (513) 874-4440 ext 104
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400, (Address) Minneapolis, (City) MN (State) 55431 (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Scott Sims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Brokerage Service, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

NOTARY PUBLIC STATE OF OHIO

KRISTI J. McINTOSH
Notary Public, State of Ohio
My Commission Expires
June 5, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXX Operations
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE BROKERAGE SERVICE, INC.

West Chester, Ohio

December 31, 2006 and 2005

FINANCIAL STATEMENTS

Including Independent Auditors' Report

PINNACLE BROKERAGE SERVICE, INC.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Stockholder and Board of Directors
Pinnacle Brokerage Service, Inc.
West Chester, Ohio

We have audited the accompanying statements of financial condition of Pinnacle Brokerage Service, Inc. (a wholly owned subsidiary of Pinnacle Financial Advisors, LLC) as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Brokerage Service, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 21, 2007

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
CASH	$ 10,000	$ 10,000
COMMISSIONS RECEIVABLE	15,821	12,754
DUE FROM PARENT COMPANY	-	80,287
TOTAL ASSETS	$ 25,821	$ 103,041

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES	$ -	$ -
STOCKHOLDER'S EQUITY		
Common stock, no par value, 850 shares authorized, 100 shares issued and outstanding	15,000	15,000
Retained earnings	10,821	88,041
Total Stockholder's Equity	25,821	103,041
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 25,821	$ 103,041

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES	$ 396,832	$ 247,348
OPERATING EXPENSES	6,268	10,113
WRITE OFF OF PARENT COMPANY RECEIVABLE	-	455,713
NET INCOME (LOSS)	$ 390,564	$ (218,478)

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES, December 31, 2004	100	$ 15,000	$ 307,388	$ 322,388
Distributions to parent company	-	-	(869)	(869)
2005 net loss	-	-	(218,478)	(218,478)
BALANCES, December 31, 2005	100	15,000	88,041	103,041
Distributions to parent company	-	-	(467,784)	(467,784)
2006 net income	-	-	390,564	390,564
BALANCES, December 31, 2006	100	$ 15,000	$ 10,821	$ 25,821

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 390,564	$ (218,478)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Write off of parent company receivable	-	455,713
Changes in operating assets and liabilities:		
Commissions receivable	(3,067)	(12,754)
Due from parent company	80,287	(223,166)
Accounts payable	-	(2,534)
Net Cash Flows from Operating Activities	467,784	(1,219)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to parent company	(467,784)	(869)
Net Cash Flows from Financing Activities	(467,784)	(869)
Net Change in Cash	-	(2,088)
CASH - Beginning of Year	10,000	12,088
CASH - END OF YEAR	$ 10,000	$ 10,000

See accompanying notes to financial statements.

PINNACLE BROKERAGE SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Pinnacle Brokerage Service, Inc. (the Company) was incorporated in Ohio on August 14, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The Company was a wholly-owned subsidiary of Pinnacle Financial Advisors, Inc. (PFA Inc.). In October 2005, Pinnacle Financial Advisors, LLC (PFA, LLC) purchased the assets of PFA Inc. and as a result the Company is a wholly-owned subsidiary of PFA, LLC. In conjunction with the acquisition, due from parent company of $455,713 was written off.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2006 and 2005.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company elected to be an S corporation effective October 8, 2005. Therefore, effective from October 8, 2005 and forward, the Company will not incur federal or state income taxes. The Company's results of operations are reported on the income tax returns of the Company's stockholder.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications had no effect on net income (loss) or stockholder's equity.

NOTE 2 - Due From Parent Company

Due from parent company existed due to the transfer of excess cash out of the Company to cover operations of the parent company. The balance was non-interest bearing, unsecured and due on demand. The parent company pays all expenses and allocates all direct broker-dealer related expenses to the Company.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital of $25,821 and $10,000, which was $20,821 and $5,000 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2006 and 2005.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2006 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

PINNACLE BROKERAGE SERVICE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	25,821
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities owned		25,821
Haircuts on securities positions		-
Net capital	$	25,821

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	20,821
Excess net capital at 1,000 percent	$	25,821
Ratio: Aggregate indebtedness to net capital		0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II amended FOCUS report, Amended Form X-17a-5 (unaudited) as of December 31, 2006	$	25,821
Net audit adjustments		-
Net capital per above	$	25,821

VirchowKrause &company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholder and Board of Directors
Pinnacle Brokerage Service, Inc.
West Chester, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Pinnacle Brokerage Service, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 21, 2007

END